King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

July 31, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E., Mail Stop 3233
Washington, D.C. 20549
Attention: Jonathan Burr

Re:	Jamestown Invest 1, LLC
Offering Statement on Form 1-A
Post-Qualification Offering Circular Amendment No. 1
Filed July 28, 2020
File No. 024-11102

Dear Mr. Burr:
On behalf of our client, Jamestown Invest 1, LLC (the “Company”), we hereby submit this letter and the following information in response to the verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone call on July 29, 2020 (the “Staff Call”) with respect to Post-Qualification Offering Circular Amendment No. 1 of the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on July 28, 2020 (the “Offering Statement”), relating to the Company’s offering of up to $47,607,740 in common shares (the “Offering”). The Company is concurrently filing an amended Post-Qualification Offering Circular Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments, as well as other revisions.
We have paraphrased the Staff’s comments from the Staff Call in italics with the response immediately following the Staff’s comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.
Post-Qualification Amendment No. 1 filed July 28, 2020
Our operating agreement will provide that courts located in the State of Delaware will be the exclusive forum..., page 23
1.We note your choice of forum provision disclosed in this risk factor and that it applies to claims arising from the federal securities laws, including actions arising under the Securities Act or Exchange Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder
In response to the Staff’s comments, the Company revised the risk factor in the Amended Filing.

Jamestown Invest 1, LLC
July 31, 2020

StartEngine Primary LLC

2.We note the Company engaged StartEngine Primary LLC as an additional dealer, and StartEngine Primary LLC will be paid a fee for their services, including solicitation of investors. Please confirm FINRA has cleared such compensation.
In response to the Staff’s comments, the Company confirms FINRA has cleared the compensation that will be paid to StartEngine Primary LLC.
***
The Company acknowledges that:
•should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).
Very truly yours,
/s/ C. Spencer Johnson, III __________
C. Spencer Johnson, III
cc: Pamela Howell
(Securities and Exchange Commission)

Matt Bronfman
Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)